UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated September 30, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Nokia provides recast comparative quarterly financial information reflecting the presentation of Submarine Networks business as discontinued operation

•	Attachment: EN Web tables recast Submarine

1 STOCK EXCHANGE RELEASE 30 September 2024

Nokia Corporation

Stock Exchange Release

30 September 2024 at 23:00 EEST

Nokia provides recast comparative quarterly financial information reflecting the presentation of Submarine Networks business as discontinued operation

Nokia today provides recast comparative financial information for Nokia Group and Network Infrastructure segment for Q1 2024 and Q1-Q4 2023 reflecting the presentation of Submarine Networks business as discontinued operation.

Presentation of Submarine Networks business as discontinued operation

On 27 June 2024, Nokia announced it had entered into a put option agreement to sell Alcatel Submarine Networks (ASN) to the French State, represented by the Agence des participations de l'Etat (APE), subject to informing and consulting with the relevant employee representatives at ASN and Nokia along with other customary closing conditions and regulatory approvals. The put option agreement contemplates the sale of ASN for an enterprise value of EUR 350 million, while the final proceeds will depend on the working capital and net debt balances of ASN at closing. Upon entering into the agreement Nokia classified the assets and liabilities of ASN as held for sale and recorded an impairment loss of EUR 514 million on the measurement of ASN's net assets to fair value less costs to sell. Beginning from the second quarter of 2024 the Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, is presented as discontinued operation. The sale is expected to close at the end of 2024 or beginning of 2025.

To provide a basis for comparison, the following tables present summarized income statement information for Nokia Group and Network Infrastructure segment on an unaudited basis for all quarters and the full year of 2023, as well as for the first two quarters and first half of 2024, reflecting the presentation of Submarine Networks business as discontinued operation.

2 STOCK EXCHANGE RELEASE 30 September 2024

Nokia Group

	Reported
EUR million	Q1'24	Q2'24	Q1-Q2'24
Net sales	4 444	4 466	8 910
Gross profit	2 210	1 936	4 146
Operating profit	405	432	836
Profit from continuing operations	451	370	821
Loss from discontinued operations	(13)	(512)	(525)
Profit/(loss) for the period	438	(142)	296

	Reported
EUR million	Q1'23	Q2'23	Q3'23	Q4'23	Q1-Q4'23
Net sales	5 575	5 438	4 709	5 416	21 138
Gross profit	2 161	2 148	1 892	2 345	8 546
Operating profit	421	469	237	534	1 661
Profit/(loss) from continuing operations	283	287	130	(51)	649
Profit from discontinued operations	7	2	3	18	30
Profit/(loss) for the period	289	289	133	(33)	679

	Comparable
EUR million	Q1'24	Q2'24	Q1-Q2'24
Net sales	4 444	4 466	8 910
Gross profit	2 246	1 998	4 244
Operating profit	600	423	1 023
Profit from continuing operations	512	328	840
Profit for the period	512	328	840

	Comparable
EUR million	Q1'23	Q2'23	Q3'23	Q4'23	Q1-Q4'23
Net sales	5 575	5 438	4 709	5 416	21 138
Gross profit	2 172	2 184	1 921	2 421	8 698
Operating profit	471	619	418	830	2 337
Profit from continuing operations	332	409	293	555	1 590
Profit for the period	332	409	293	555	1 590

3 STOCK EXCHANGE RELEASE 30 September 2024

Network Infrastructure

EUR million	Q1'24	Q2'24	Q1-Q2'24
Net sales	1 439	1 522	2 961
Gross profit	587	585	1 172
Gross margin %	40.8%	38.4%	39.6%
Research and development expenses	(301)	(300)	(602)
Selling, general and administrative expenses	(204)	(207)	(410)
Other operating income and expenses	3	19	22
Operating profit	85	97	183
Operating margin %	5.9%	6.4%	6.2%
Share of results of associated companies and joint ventures	—	—	—
Depreciation and amortization	(43)	(41)	(84)

EUR million	Q1'23	Q2'23	Q3'23	Q4'23	Q1-Q4'23
Net sales	1 964	1 706	1 534	1 712	6 917
Gross profit	820	702	622	765	2 910
Gross margin %	41.8%	41.1%	40.5%	44.7%	42.1%
Research and development expenses	(306)	(285)	(297)	(323)	(1 212)
Selling, general and administrative expenses	(196)	(193)	(191)	(195)	(776)
Other operating income and expenses	18	28	30	17	94
Operating profit	336	252	165	264	1 016
Operating margin %	17.1%	14.8%	10.8%	15.4%	14.7%
Share of results of associated companies and joint ventures	—	—	—	—	—
Depreciation and amortization	(42)	(42)	(41)	(45)	(171)

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 4080 3 4080

Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2024		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Global Head of Corporate Legal